SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2007, incorporated by reference herein:

<u>**Exhibit**</u>

99.1   Release dated January 30, 2007, entitled "ANNOUNCEMENT IN TERMS OF MARKET RULE 4803(a)"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 31, 2007   By: /s/ Themba Gwebu
                                                 Name: Themba Gwebu
                                                 Title: Company Secretary

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("the company")

ANNOUNCEMENT IN TERMS OF MARKET RULE 4803 (a)

Shareholders are advised that the company has received a Nasdaq Staff Deficiency Letter on 22 January 2007 indicating that the company fails to comply with the MINIMUM BID PRICE Requirement(s) for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii) ("the Rule"). In accordance with the Rule, the company will be provided 180 calendar days, or until July 23, 2007, to regain compliance.

Marketplace Rule 4803(a) requires that the company makes a press release which discloses receipt of the letter dated 22 January 2007.

Johannesburg
30 January 2007

Sponsor
Standard Bank